Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 0-19032

External Dialog Q&A

Can you describe the strategic vision for the combined business?

i)	The new company will be a broad and diversified business across several key business segments, Mobile Power, IoT, and Automotive.

ii)	We see a tremendous opportunity to serve our customers better by being able to offer more integrated solutions, particularly in the IoT market. By combining MCU, connectivity, power management and security technologies with world-class design and engineering talent, we believe that Dialog can gain a larger share of this large and growing opportunity.

How would you describe the combined business?

i)	We will be a global leader in mobile power management and embedded processing company with TTM revenues of over $2.7 billion.

ii)	Our core competencies across MCU, Connectivity, Power Management and Security will allow us to deliver comprehensive IoT Solutions.

iii)	We will have a diversified customer base of tier-one customers across Mobile Power, IoT, and, Automotive.

What metrics did you use to validate the purchase price?

i)	During the process of evaluating this transaction, we examined the underlying value of Atmel on all the standard metrics and its future prospects, as well as the synergies that we believe to be achievable in this transaction. We believe the price is attractive for both parties.

Can you discuss the premium you paid?

i)	We think the premium is reasonable if you look at where the stock has been over the past year:

A)	We purchased the company at a slight discount to its 52 week high stock price.

B)	We paid a 25% premium to the one year average price.

C)	And a 24% premium to the 2 month average price.

ii)	This is also attractive to us on a relative exchange ratio basis given the strong performance of Dialog’s stock price recently

Premium to Current Price	43.4%
Premium to 30-Day Average Price	33.2%
Premium to 60-Day Average Price	23.6%
Premium to 52-Week Average Price	25.7%
Premium to 52-Week High	(0.2%)

Can you discuss the acquisition multiple?

i)	The acquisition multiples when adjusted for synergies look very reasonable relative to current trading levels and other transactions that we have reviewed.

Is the transaction accretive or dilutive to Dialog shareholders?

i)	We are targeting transaction close in 2016 and we expect it will be accretive to underlying EPS in the first full year after the transaction is closed, which is full year 2017.

ii)	We are only providing analysis for 2017 since the transaction will be closing during the 2016 year. As we get closer to the closing date, we may provide more clarity.

How do you calculate the $4.6 billion transaction value?

i)	Cash consideration of approximately $2 billion and stock consideration with an estimated value today of $2.5 billion – with some rounding this is $4.6 billion.

What is the consideration structure of the transaction?

i)	Each Atmel share will be converted into the right to receive $4.65 per share in cash and 0.112x newly issued ADSs (American Depository Shares) of Dialog for each share of Atmel.

ii)	Based on our USD equivalent closing share price on Friday of $51.55, the per share transaction value is $10.42 (0.1120 x 51.55 plus $4.65 cash = $10.42).

What are the risks to the completion of the deal?

i)	We are confident that the transaction will close in Q1 2016 as announced. We will require shareholder votes and customary regulatory approvals.

Is there an existing market for the ADSs?

i)	The ADSs are not currently issued but will be issued at closing. Thus, there is no current market for the ADS shares, but we note that 30% of our current shareholders are based in North America, and we believe there will be significant demand for the ownership of our ADSs.

How long will the integration process take?

i)	Successful integration will be a critical part of the success of this transaction. We will start our work on integration planning immediately and will be ready to “hit the ground running” when we close.

ii)	We expect to achieve full run-rate synergies in 2017, the first full year following closing.

How will this impact the dividends currently being paid to Atmel shareholders?

i)	Given the growth profile and investment opportunities available to Dialog, we don’t believe that a dividend is appropriate at this time in accordance with our historic practice.

ii)	The company will regularly assess appropriate capital structure and capital return policies in line with its business plan, growth profile, and investment opportunities.

What are the key next steps in the transaction? What is the timeline?

i)	The transaction is expected to close in the first quarter of calendar year 2016.

ii)	Work has already commenced preparing the necessary shareholder materials and regulatory filings.

When will shareholders receive documentation for the Dialog vote?

i)	We will keep shareholders updated as information becomes available and you can see it all on our investor relations website.

What are the regulatory and antitrust hurdles to completion?

i)	The transaction will be subject to customary antitrust and regulatory reviews for a transaction of this nature. We intend to seek clearances under the antitrust and competition laws of the United States, Germany and Romania.

What share count assumptions have you made and what will the pro forma share count be?

i)	Our fully diluted share count is approximately 81 million shares and our post transaction we expect to have approximately 130 million fully diluted shares.

How much debt is being raised to fund this transaction? What is the expected leverage for the combined company?

i)	The transaction will be funded with $2,100MM of debt.

ii)	This results in Net Debt/Estimated LTM EBITDA of approximately 3x.

iii)	We have committed financing from Morgan Stanley for the total amount of debt required for the transaction.

What is the target leverage for the combined company? How long do you anticipate it will take to achieve this level?

i)	At close, our Net Debt/Estimated LTM EBITDA will be approximately 3x.

ii)	The proposed debt facility would allow significant flexibility to make early repayments.

iii)	We expect to be in a position to pay down the debt quickly following closing.

What is the structure of the debt being issued?

i)	We have a commitment from Morgan Stanley for a term loan sufficient to provide the entire cash portion of the purchase price.

ii)	The term of the loan is 7 years.

iii)	The approximate interest cost is 4% for this facility.

iv)	We have the ability to find improved terms from other banks over the next few weeks.

What will be the tax rate of the combined company?

i)	The best assumption for the moment is to use the tax guidance that we provided on our analyst day last week and the guidance that Atmel has provided to its shareholders.

Is this a taxable transaction for Dialog or Atmel shareholders?

i)	Shareholders should consult with their tax advisers to determine the appropriate tax treatment.

What is the process to list the ADSs? Are you planning to eventually de-list from the Frankfurt exchange?

i)	We will file a registration statement with the SEC, which we will work on collaboratively with Atmel.

ii)	We will not delist from the Frankfurt exchange.

iii)	We will be making a decision to select either the NYSE or Nasdaq as our U.S. exchange.

Will the exchange ratio or ownership change if your stock price falls below a certain level?

i)	No. The exchange ratio is fixed at 0.1120x and the ownership will be 38% to Atmel shareholders and 62% to Dialog shareholders.

Do you expect revenue synergies?

i)	We believe that there is a significant opportunity to combine elements of our technology platforms to design more integrated products for customers, particularly in IoT applications. We now have the capability to offer a complete solution comprising of power management, microcontrollers, security, sensing, and connectivity.

ii)	We haven’t modeled any of these possible synergies into our analysis, and we will treat them as potential upside.

How did you arrive at the cost synergy estimates?

i)	We studied the cost structure of Atmel and compared it to our own to identify savings opportunities that would result from combining the two companies.

ii)	We have estimated $150MM in annual cost savings. We believe this is reasonable and we also had an independent third-party consulting firm help to confirm the validity of these estimates.

iii)	We currently expect to achieve full run-rate synergies in 2017, the first full year following closing.

What is the customer base of Atmel? How does it overlap or compare with your customer base?

i)	Atmel has a broad customer base of more than 35,000 customers across a variety of sectors and segments. This is a very different customer structure compared to Dialog’s structure.

ii)	One of the key benefits of this combination is that broad and diverse customer base and its impact on the diversity of the combined company

iii)	Our top 5 customer concentration will drop from approximately 85% to 45% of our revenues

Will there be cannibalization of existing customers of either company?

i)	There is no meaningful overlap in specific product sockets between the two companies so we don’t expect cannibalization.

ii)	We do believe that there is a significant opportunity for us to improve our penetration with many of our core customers through deeper integration, particularly in IoT applications.

iii)	We expect customers will be a major winner from this transaction.

What do you expect your future growth rate to be?

i)	Over the past several years, Dialog has been able to sustain 18%+ annual revenue growth, which has been significantly faster than nearly every other company in the semiconductor industry. The strengths of our combined company allow us to target growth rates long-term growth rates that are higher than the overall semiconductor industry. However, we are not providing a specific target growth rate at this time.

The MCU business is clearly a key part of this transaction. I don’t know much about MCUs; can you describe the elements of this business, metrics, key competitors? How will this business be better positioned as part of Dialog?

i)	A microcontroller (MCU) is a small, low-cost, special-purpose computing device.

ii)	Atmel has developed a suite of general purpose MCUs based on their proprietary AVR 8-bit architecture as well as ARM-based 32-bit architectures where the bit size provides more computational power. The Microcontroller segment comprised 70% of Atmel’s revenues in 2014.

iii)	MCU’s for Industry is an increasingly important market for the Internet of Things as devices are increasingly interconnected - processing and exchanging information about the world around them.

iv)	The MCU business has a number of attractive qualities for Dialog and can be characterized by:

•	Long product lifecycles, especially in MCUs for Industrial white goods applications and Automotive end markets;

•	Highly customized products utilizing standard designs;

•	MCU products are usually combined with or tailored for analog and connectivity devices to form advanced industrial/consumer applications; and

•	A promising processing solution for upcoming IoT and wearable devices

v)	Atmel competes with several companies in the 8-bit and 32-bit MCU industry including: Renesas, Freescale, STMicro, Microchip, Infineon, Texas Instruments and NXP.

What will the executive structure of the combined company look like? Management team?

i)	Jalal Bagherli will remain CEO of the company.

ii)	We expect a number of senior leaders from Atmel will be named to leadership roles at Dialog prior to closing.

iii)	As we have previously announced, our current CFO, Jean-Michel Richard, is retiring at the end of the month. We are in the process of finalizing our search for a new CFO. Jean-Michel will remain with the company on a part-time basis to ensure a smooth transition

Atmel’ business has been in decline for the last few quarters. What gives you confidence that you can turn this business around when these are not familiar products segments, customer bases, or technology?

i)	Atmel has made several significant investments. We believe these investments over the past two years will soon come to fruition, especially in the MCU and Security segments - we believe this will result in significant growth opportunities and business benefits in coming years.

ii)	The transition of the business over the last several years has resulted in a decrease in the overall revenue growth, but has been characterized by a change in the business mix to favor the MCU business and reduce the impact of other, slower growing areas of the business.

You have never operated with significant debt. Is there enough cushion to sustain a downturn or loss of key customers?

i)	We developed the debt level in the transaction with a keen eye on our ability to comfortably service the debt, even in a downturn.

ii)	Many companies in our sector have operated with debt significantly in excess of 3x Net Debt/EBITDA

iii)	We expect to continue to generate profit and cash flow that could be used to quickly pay down the transaction debt.

How big will your largest customer be as a customer for the combined company?

i)	We don’t talk about any specific customer in that level of detail, however, our top 5 customer concentration will drop from approximately 87% to 43% of our revenues.

What are the plans with the Atmel fab?

i)	We have no current plans to change the operations of the Colorado fab.

If this deal has such significant synergies, why don’t you have more cash in the deal so Dialog gets more of that benefit?

i)	We wanted to balance having the right amount of leverage and allowing Atmel shareholders to participate in the upside.

ii)	We feel we struck the right balance with 45% cash / 55% stock and pro forma leverage of approximately 3x Net Debt/EBITDA.

Why didn’t you raise capital through a rights issue instead of diluting your shareholders and taking on significant debt?

i)	It was important for us and Atmel to have certainty around the cost and terms of the financing.

ii)	This is a large financing and it is common to finance this type of transaction with an acquisition credit facility and fixed amount of shares to target shareholders.

iii)	This also gives us the opportunity to set up a liquid U.S. listing – we believe there is significant untapped demand in the U.S. market to invest in our stock. This transaction will create a security that will satisfy that demand.

iv)	A rights issue could have potentially caused more dilution and introduced additional market contingencies.

What steps are being taken to make sure that you retain key talent?

i)	This is an exciting day if you are an employee of Dialog or Atmel. We have a huge opportunity ahead of us and there is no better place to work than Dialog. We have great technology, great customers, a strong culture and very bright outlook.

ii)	We will continue to invest in developing our core technology platform, led by our world class product and engineering teams.

What do you see as the greatest risks to the long term success of the combined company?

i)	We see the risks and opportunities to the success of the combined company to be no different than those of Dialog today – we will continue to focus on innovation, supporting our customer base, and pursuing new business opportunities.

Do you have the support of your largest customer for this transaction? How might this transaction impact your ability to support that customer?

i)	We won’t comment on the specific discussions or relationships that we have with any of our customers, but we would not have entered into this transaction if we felt that the impact on the current business would be anything but positive.

Can we make the assumption that Dialog will continue to be a consolidator in semiconductors going forward?

i)	This is a large transaction, and we intend to be very focused on a smooth and organized integration.

ii)	In the future, however, we will certainly continue to evaluate opportunities as they arise as we believe that there is significant benefit to scale and breadth in this market.

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This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”) or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com.

Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualized operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas Jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.